Sentage Holdings Inc. （ Nasdaq Ticker: SNTG ） June 2021 Issuer Free Writing Prospectus dated June 15 , 2021 Filed Pursuant to Rule 433 of the Securities Act of 1993, as amended Relating to Preliminary Prospectus dated June 8, 2021 Registration Statement No. 333 - 254558

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares of Sentage Holdings Inc . (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 0001810467 / 000121390021031487 /ea 142047 - f 1 a 1 _sentagehold . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Network 1 Financial Securities, Inc . 2 Bridge Ave, Suite # 241 , Red Bank, NJ 07701 , or by calling + 1 (800) - 886 - 7007 , or contact Sentage Holdings Inc . via email : ir@sentageholdings . com . Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data . We obtained this information and statistics from third - party sources, including reports by market survey companies and other sources . We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available . 2

Forward Looking Statement This prospectus contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth, and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract clients and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; uncertainty about the spread of the COVID - 19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products, and economic activity in general ; trends and competition in the consumer loan repayment and collection management, loan recommendation, and third - party payment services industries ; and other assumptions described in this prospectus underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” of the prospectus contained in the registration statement on Form F - 1 initially filed with the SEC on March 22 , 2021 , as amended . You should read carefully the factors descried in the “Risk Factors” to better understand the risks and uncertainties inherent in our business and forward - looking statements . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise . 3

Offering Summary 4 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Issuer Sentage Holdings Inc. (the “Company”) Securities Ordinary Shares Offering Type Initial Public Offering Proposed Listing / Ticker Nasdaq Capital Market: SNTG Shares offered 4,000,000 Ordinary Shares or 4,600,000 Ordinary Shares if the over - allotment option is fully exercised by the Underwriter . Offering Price $5.00 - $6.00 per Ordinary Share Estimated Gross Proceeds $20.00 million - $24.00 million Use of Proceeds x Acquisitions of Business Entities and Operations Similar to Ours (10%) x General Business Operations (10%) x Business Fund for Loan Recommendation Business (32%) x Business Fund for Prepaid Payment Network Services (32%) x Business Fund for Consumer Loan Repayment and Collection Management Services (16%) Underwriter Network 1 Financial Securities, Inc.

Investment Highlights Note: * According to the National Statistics Bureau of China, Qingdao City is the eleventh largest city in terms of GDP in th e P RC in 2018 with a population of over 9 million. In terms of GDP, the comparable cities in the U.S. include St. Louis and Port lan d. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. A leading Third - party Payment Service P rovider in Qingdao City* One of the 237 Third - party Payment Service Providers Authorized to Offer Payment Services Specifically Related to Prepaid Card Issuance and Acceptance Reliable, Robust Technology Infrastructure Experienced Management Team 01 02 03 04 5

Industry Overview Part 1

Market Overview — Consumer Loan Repayment and Collection Management Market • Consumer credit market in China has recorded a substantial development in recent years, due the rapid economic growth and dev elo pment of Internet finance and e - commerce. • Outstanding balance of consumer loans in China increased from RMB19.0 trillion (approximately US$3.04 trillion) in 2015 to RMB46.5 trillion (approximately US$7.44 trillion) in 2020, at a CAGR of 19.6%. • It is forecasted that the outstanding balance of consumer loans in China would reach RMB98.1 trillion (approximately US$15.7 trillion) by 2025, at a CAGR of 16.1% from 2020 to 2025. • S ize of consumer loan repayment and collection management market in China increased from RM B 7.8 billion (approximately US$1.10 billion) in 2014 to RMB38.8 billion (approximately US$5.47 billion) in 2019 , at a CAGR of 37.8%. • The size of the consumer loan repayment and collection management market is expected to grow at a CAGR of 19.0% from 2019 to 2024. 7 Source: Frost & Sullivan See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 19.0 25.1 31.5 37.8 44.0 46.5 54.1 62.2 72.8 84.6 98.1 0 20 40 60 80 100 120 2015 2016 2017 2018 2019 2020E 2021E 2022E 2023E 2024E 2025E RMB Trillion Outstanding Balance of Consumer Loans (China), 2015 - 2025E 2015 - 2020E 2020E - 2025 CAGR 19.6% 16.1% 7.8 10.7 15.1 21.2 28.8 38.8 45.7 54.9 64.7 78.4 92.5 0 20 40 60 80 100 120 2014 2015 2016 2017 2018 2019 2020E 2021E 2022E 2023E 2024E RMB Trillion Market Size of Consumer Loan Repayment and Collection Management (China), 2014 - 2024E 2015 - 2019 2019 - 2024 CAGR 37.8% 19.0%

G rowth Drivers — Consumer Loan Repayment and Collection Management Market 8 Government policies in promoting consumer finance Shifting of economy towards a consumption - driven model Proliferation of online consumer loans High growth rate of consumer loans Development of insurance sector • Chinese government has supported the development of the consumer finance market by promulgating and implementing policies that promote domestic consumption . • China is shifting its economy towards a consumption - driven model, with the total value of consumption increasing from RMB27.2 billion (approximately US$3.83 billion) in 2014 to RMB41.2 billion (approximately US$5.81 billion) in 2019, at a CAGR of 8.7%. • A large number of consumer loans have been originated through online financing platforms in a relatively short period of time, which then resulted in an increased demand for consumer loan repayment and collection management services in China . • The outstanding balance of consumer loan in China increased at a CAGR of 25.1%, from 2014 to 2019, it is expected to increase at a CAGR of 18.3% from 2019 to 2024. • Insurance financing service providers will be able to issue more consumer loans, which as a result may lead to an increase in the demand for affiliated loan repayment and collection management services in China. Source: Frost & Sullivan See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Key Entry Barriers — Consumer Loan Repayment and Collection Management Market 9 Compliance of the repayment and collection management process Long established relationships with banks and other financial institutions Industry expertise and market know - how Source: Frost & Sullivan See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Market Overview — Loan Recommendation Market Completed investment in real estate in China had reached a CAGR of approximately 7 . 3 % from 2014 to 2019 , reaching RMB 9 . 1 trillion (approximately US $ 1 . 3 trillion) by the end of 2019 . • To satisfy borrowers’ financing needs, service providers acting as intermediary agents recommend qualified prospective borrowers to funding partners, who in return may directly fund such borrowers . • In addition to recommendation, loan recommendation agents provide other loan - related services, such as loan product consultation, loan application and relevant materials preparation and procession, credit assessment, and real estate appraisal . • After loan recommendation agents recommended qualified prospective borrowers to funding partners, these funding partners independently conduct their own due diligence to review and assess the credential of the recommended prospective borrowers before making a final decision . • Key Drivers for Loan Recommendation : Steady Growth of the real estate market and Enhanced credit assessment and risk management capabilities . 10 Source: Frost & Sullivan 6.4 6.5 6.9 7.5 8.5 9.1 0.0 1.5 3.0 4.5 6.0 7.5 9.0 10.5 2014 2015 2016 2017 2018 2019 Completed Investment in Real Estate (China), 2014 - 2019 2014 - 2019 CAGR 7.3% RMB Trillion See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Market Overview — Third - party Payment Services Market • Size of the third - party payment services market in China has rapidly grown over the years . • POS services and Internet payment had increased with CAGRs of 21 . 4 % and 28 . 4% , respectively, during 2015 - 2020 . • The market size is expected to reach RMB 457 . 9 trillion by 2025 , with a CAGR of 11 . 4 % from 2020 to 2025 . • Third - party payment service providers act as an intermediary for payment processing and settlement between consumers and merchants . In general, third - party payment services are provided by a non - bank corporation . Third - party payment services are classified as four main types : ( i ) Point - of - sales (POS) ; (ii) Internet payment ; (iii) Mobile - related payment (including mobile POS and mobile payment) ; and (iv) cross - border payment services . Prepaid payment network services fall under the categories of POS and Internet payment . • Key Drivers : Consumers’ changing consumption habits with e - Commerce ; Increased popularity of prepaid cards ; Demand underpinned by the rising number of micro and small merchants . 11 Source: Frost & Sullivan CAGR 2015 - 2020 2020 - 2025 POS Services 21.4% 10.4% Internet Payment 28.4% 11.0% Mobile POS and Mobile Payment 75.7% 11.7% Total 48.2% 11.4% Market Size of Third - party Payment Market by Segment (China), 2015 - 2025E See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Company Profile Part 2

$3.60M (FY20) $3.97M (FY19) Company Profile We are a growing financial service provider that offers a comprehensive range of financial services across three core businesses . $1.59M (FY20) $1.83M (FY19) 44% (FY20) 46% (FY19) Net Income Revenue Net Margin Consumer Loan Repayment and Collection Management Prepaid Payment Network Services Loan Recommendation 13 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Business Lines The growth of our loan recommendation business results in more mortgage loans, which increases lenders’ demand for our loan repayment and collection management services . We provide prepaid payment network services to borrowers who are small - to - medium size business owners with the need for payment solutions . We identify borrowers whose properties we consider as acceptable collaterals and introduce those in short of capital to pay back their existing loans to mortgage loan providers . Transaction and behavioral data accumulated form our prepaid payment network business allows us to strengthen our credit assessment and risk management capabilities. Loan Repayment and Collection Management Services (serve the financing needs of Lenders*) Loan Recommendation Services (serve the financi ng needs of borrowers ) Prepaid Payment Network Services (serve the payment solution needs of business owners) * Currently, lenders include individual investors; as our business become more integrated, we expect to also serve institutional lenders under our lo an repayment and collection management business. 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Consumer Loan Repayment and Collection Management Lender Lend money to obtain the interest Borrowers To borrow money and pay interest Sentage The services including risk management/tracking repayment /collection /past - due repayments. Charge 5% service fee Our Repayment and Collection Management Services Authorize Collection x Currently, we are only managing the repayment and collection of loans that borrowers had obtained from individual customers through our offline loan recommendation business, which we had operated until the end of 2017 . x Our current loan repayment and collection management engagements will all be completed by the end of 2021 . x For the fiscal years 2020 , revenue generated from our consumer loan repayment and collection management services was US $ 1 , 074 , 734 . x In the future, we plan to continue repayment and collection management services by expanding our client base and collaborating with third - party financial institutions . 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Loan Recommendation Sentage Borrower Referral Institution Commission rate :1.5% - 2% Service fee rate: 1.75% - 3% Borrowers Institutional Funding Partners Capital Type Commercial Bank Loan Companies with License Loan Rate 5%~7% Bank Platform Others 7%~14% 14%~24% Financial Tech. Companies Trust Institutions Insurance Microlending Pawn Directly pay back principal and interests to funding partners Directly lend mortgages to qualified borrows after internal reviews and assessments Apply for our referral via application Leverage our advanced credit assessment and risk management capabilities to assess borrows and refer those qualified borrowers to funding partners 16 x Loan recommendation business line in June 2019 . x Leveraging our advanced credit assessment and risk management capabilities, we carefully evaluate applications and supporting materials submitted by individual borrowers and recommend those borrowers we deem qualified to funding partners, who in return directly provide funds to borrowers recommended by us . x For the fiscal year 2020 , our funding partners had approved loans to borrowers recommended by us in the aggregate amount of RMB 744 . 269 million (approximately US $ 107 . 91 million) and we earned $ 2 , 087 , 717 recommendation service revenue . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Prepaid Payment Network Services • Qingdao Buytop , was granted a third - party payment service license by the relevant authority in China to provide prepaid payment network services . • We started providing prepaid payment network services in August 2019 , offering seamless, convenient, and reliable payment services to merchants across different industries . • Leveraging our strong partnership with NetsUnion (i . e . the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), our prepaid payment network services enable qualified merchants selected by us to accept prepaid - card payments using traditional payment terminals (such as countertop terminals, credit cards and POS systems) . • For the fiscal year 2020 , revenue generated from our prepaid payment network services, consisted of technology consulting and support fees, was $ 432 , 958 . Escrow Account Receiving Banks 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Consumers Merchants The Payment Service Provide NetsUnion (7) Confirm the completion of the payment (3) Pay to merchant for goods and/or services with the prepaid card (1) Submit a prepaid card application (2) Issue the prepaid card that corresponds to the consumer’s payment amount Open accounts (6) Forward payment results (5) Process payment request and transact payment information; verify payment information and approve transaction (4) Generate payment request Front End Back End Data Flow Fund Flow

Corporate Structure


Unit Giant Limited
BVI, 2019*
Other Beneficial Owners
Public Shareholders
82.5%/58.93%
17.5%/12.5%
0%/28.57%
Pre-IPO%/Post-IPO%
Sentage Holdings Inc.
"Sentage Holdings"
Cayman Islands, 2019
100%
Equity Interest
Contractual Arrangements
Sentage Hongkong Limited
"Sentage HK"
Hongkong, 2019
100%
Offshore
Onshore
Shanghai Santeng Technology Co., Ltd.
"Sentage WFOE"
Shanghai, China, 2019
Zhenyi Information Technology (Shanghai) Co., Ltd.
"Zhenyi"
Shanghai, China, 2017
Daxin Wealth Investment Management (Shanghai) Co., Ltd.
"Daxin Wealth"
Shanghai, China, 2014
Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd.
"Daxin Zhuohui"
Shanghai, China, 2015
Qingdao Buytop Payment Services Co., Ltd.
"Qingdao Buytop"
Qingdao, China, 2017

The above diagram illustrates our corporate structure, including our subsidiaries and our VIEs, as of the date of this prospectus and upon completion of this offering based on a proposed number of 4,000,000 Ordinary Shares being offered, assuming no exercise of Underwriter's over-allotment option.

* See "Principal Shareholders" for further information regarding the beneficial ownership.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

18

Growth Strategies Our goal is to become a leading financial service provider in China that offers: • Consumer loan repayment and collection management • Loan recommendation • Prepaid payment network services Continue to invest in technology, focusing on artificial intelligence and data analytics. Maintain the steady growth of our loan recommendation business by broadening service offering, borrower base, and funding sources. Strategically grow our loan repayment and collection management business. Build a cohesive portfolio of prepaid payment network services and expand our customer base for our prepaid payment network business. 19 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

6 5 4 3 2 1 Competitive Strengths Advanced know - how and compliance - centric business practice for our loan repayment and collection management business. Unique approach to loan repayment and collection management, supported by proprietary IT systems and infrastructure . Growing our prepaid payment network business with the support of reliable, robust technology infrastructure. Experienced and visionary management team and innovative workforce. Steadily growing our loan recommendation business with the support of our asset - driven, disciplined risk management approach and distinct funding source advantage resulting from our collaboration with funding partners. 20 Scalable, sustainable business model supported by a portfolio of integrated and complementary products and services. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Management Team

Qiaoling Lu

Chief Executive Officer
Chairman of the Board of Directors

- Ms. Lu has served as the general manager of Daxin Wealth from March 2015.
- Ms. Lu served as the manager director of Asia Pacific at Interconnect Products Limited UK from September 2010 to January 2015.
- Ms. Lu served as a finance associate at IQVIA (formerly known as Quintiles European headquarters) from April 2006 to August 2010.
- Ms. Lu obtained her Master's Degree in International Relations from Qingdao University in China in 2005, Master's Degree in International Management from Henley Business School at University of Reading in the United Kingdom in 2004 and Bachelor's Degree in International Economics from Shandong University of Finance and Economics in China in 2002.

Jianhua Chen

Chief Financial Officer

- Mr. Chen has served as the finance director of Daxin Wealth since June 2016.
- Mr. Chen had served as the finance director of Shanghai Chenengdai Finance Technology Co., Ltd. from January 2015 to June 2016.
- Mr. Chen obtained his Master's Degree in Business Administration from Renmin University of China in China in 2018 and Bachelor's Degree in Accounting from Shanghai Ocean University in China in 1998.

Yiheng Guo

Director

- Mr. Guo has served as a director of Daxin Wealth from March 2015 to present.
- Mr. Guo obtained his Master's Degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007 and Bachelor's Degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

21

Independent Director Nominees

Michael John Viotto

Independent Director Nominee

- Mr. Viotto currently serves as the Chief Financial Officer and a Board member for Fuse Group Holdings Inc., an OTC OB Market listed company (trading symbol: FUST). Mr. Viotto has been serving as a Board member for Fuse Group Holding Inc. since August 2017.
- Mr. Viotto has been the President of MJV Consulting since October 2014.
- Mr. Viotto has been serving as an Independent Director, Chairman of the Compensation Committee and a member of the Nomination Committee as well as its Audit Committee for Dunxin Financial Holding Limited, an NYSE market listed company (trading symbol: DXF) since December 2017.
- Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

Angel Colon

Independent Director Nominee

- Mr. Colon has served as a managing member of NY Capital Management Group, LLC since January 2017; Turing Funds, LLC since July 2017; Vega Management Advisors, LLC from October 2018 to February 2020; and Vega Management Investments, LLC from October 2018 to February 2020.
- Mr. Colon has served as a financial advisor and consultant of Andean Farm since and Pharma Corp. since December 2018 and Bronson Resource Limited since December 2018.
- Mr. Colon received a Bachelor of Science in International Business; minor in Languages and Economics from St. John Fisher College in 1996.
- Mr. Colon currently holds FINRA Series 7, Series 63 and Series 65 and is a licensed broker with FINRA.

Shengsong Wang

Independent Director Nominee

- Mr. Wang currently serves as a law professor at Qingdao University in Shandong Province. Mr. Wang joined Qingdao University in 1987 as a lecturer and served as an associate professor, professor, and then dean of faculty.
- Mr. Wang served as an Independent Director for Qingdao Hanhe Cable Co., Ltd, a Shenzhen Stock Exchange listed company between June 2009 and December 2013.
- Mr. Wang served as an Independent Director for Weflo Valve Co., Ltd., a Shenzhen Stock Exchange listed company between March 2015 and April 2018.
- Mr. Wang received a Bachelor Degree in History in 1982, a Master Degree in Ancient World History in 1986 from Qufu Normal University, a Master Degree from Harbin Normal University in 1986 and a Doctorate Degree in Law Jurisprudence from China University of Political Science and law in 2005.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

22

Financial Highlights Part 3

Financial Highlights 3,965 3,595 1,834 1,587 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 FY2019 FY2020 Revenue Net Income Unit: US dollar For the Fiscal Years Ended December 31 The exchange rate: 1 US Dollar = 7 Yuan RMB in 2020 and 2021 Due to the currency exchange rate, the decimal point may influent the results Unit: thousand US Dollar 24 Revenue and Net Income Net Margin 46.3% 44.2% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% FY2019 FY2020 Net Margin See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Financial Highlights For the Fiscal Years Ended December 31 The exchange rate: 1 US Dollar = 7 Yuan RMB in 2020 and 2021 Due to the currency exchange rate, the decimal point may influent the results 25 91.3% 6.6% 2.1% FY2019 29.9% 58.1% 12.0% FY2020 Consumer Loan Repayment and Collection Management Services Loan Recommendation Services Prepaid Payment Network Services Revenue Breakdown See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Contacts Email: ir@sentageholdings.com Tel: +86 - 21 5386 0209 Address: 501, Platinum Tower, 233 Taicang Rd, HuangPu , Shanghai, China Issuer: Sentage Holdings Inc. Karen Mu Email: kmu@netw1.com Adam Pasholk Email: adampasholk@netw1.com Address: 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701 USA Underwriter: Network 1 Financial Securities, Inc. 26 Tina Xiao Email: tina.xiao@ascent - ir.com Tel: +1 - 917 - 609 - 0333 Address: 733 Third Avenue, 16th Floor New York, NY 10017 USA Investor Relations: Ascent Investor Relations LLC